Exhibit 23

                          Independent Auditors' Consent


The Board of Directors
Devon Energy Corporation:

We consent to incorporation by reference in the Registration Statement (File Nos. 333-47672, 333-44702, 333-32214, 333-39908 and 333-85553) on Form S-8 and
the Registration Statement (No. 333-85211) on Form S-3 of Devon Energy Corporation of our report dated June 18, 2001, relating to the statement of net assets available for plan benefits of the Santa Fe Snyder Savings Investment Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended, and the schedule of assets held for investment purposes at end of year as of December 31, 2000, which report appears in the December 31, 2000 Form 11-K of the Santa Fe Snyder Savings Investment Plan.

                                 KPMG LLP

Oklahoma City, Oklahoma
June 28, 2001